UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 14D-9

Solicitation/Recommendation Statement under Section 14(d)(4)

of the Securities Exchange Act of 1934

INVITEL HOLDINGS A/S

(Name of Subject Company)

INVITEL HOLDINGS A/S

(Names of Person(s) Filing Statement)

ORDINARY SHARES, PAR VALUE €0.01 PER SHARE

(Title of Class of Securities)

K49769 100

(CUSIP Number of Class of Securities)

AMERICAN DEPOSITARY SHARES, EACH REPRESENTING ONE ORDINARY SHARE

(Title of Class of Securities)

46186X106

(CUSIP Number of Class of Securities)

Robert Bowker

Chief Financial Officer, Invitel Holdings A/S

Puskás Tivadar, u. 8-10, H-2040

Budaörs, Hungary

Telephone: +011 (36-1) 801-1500

(Name, Address and Telephone Number of Person Authorized to Receive

Notice and Communications on Behalf of the Person(s) Filing Statement)

With a copy to:

Mark L. Mandel, Esq.

David Johansen, Esq.

White & Case LLP

1155 Avenue of the Americas

New York, NY 10036-2787

Telephone: 212-819-8200

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

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ITEM 1.	SUBJECT COMPANY INFORMATION.

Name and Address.

The name of the subject company is Invitel Holdings A/S, a public limited liability company organized under the laws of Denmark (the “Company” or “Invitel”), and the address of the principal executive offices of the Company is Puskás Tivadar, u. 8-10, H-2040, Budaörs, Hungary. The telephone number for the Company’s principal executive offices is 011 (36-1) 801-1500.

Securities.

This Statement relates to the Company’s ordinary shares, par value EUR 0.01 per share (“Invitel Shares”), and the American Depositary Shares, each representing one Invitel Share (“Invitel ADSs”). As of December 7, 2009, there were 16,725,733 Invitel Shares issued and outstanding (including 4,257,340 Invitel Shares represented by Invitel ADSs). According to the Offer to Purchase (as defined below), as of December 7, 2009, Hungarian Telecom (Netherlands) Cooperatief N.A., a cooperative association organized under the laws of The Netherlands, with its registered address at Naritaweg 165 Telestone 8, 1043 BW Amsterdam, The Netherlands (“Mid Europa”) which is indirectly wholly owned by (i) Mid Europa III Management Limited, a limited company organized under the laws of Guernsey, Channel Islands (“Management Limited”), (ii) Mid Europa III GP LP, a limited partnership organized under the laws of Guernsey, Channel Islands (“GP LP”), (iii) Mid Europa Fund III LP, a limited partnership organized under the laws of Guernsey, Channel Islands (the “Fund”), (iv) Hungarian Telecom LP, a limited partnership organized under the laws of Guernsey, Channel Islands (together with the Fund, GP LP and Management Limited, the “Mid Europa Entities”), each of which is directly or indirectly advised by Mid Europa Partners LLP, a limited liability partnership organized and existing under the laws of the United Kingdom, (the “Sponsor” and, together with Mid Europa and the Mid Europa Entities, the “Mid Europa Group”), owned 12,450,393 Invitel Shares, which constitute approximately 74.4% of the outstanding Invitel Shares.

ITEM 2.	IDENTITY AND BACKGROUND OF FILING PERSON.

Name and Address.

The name, business address and business telephone number of the Company, which is the person filing this Statement, are set forth in “Item 1—Subject Company Information—Name and Address” above, which information is incorporated herein by reference.

The Offer.

This Statement relates to the cash tender offer by Mid Europa disclosed in a combined Tender Offer Statement and Schedule 13E-3 Transaction Statement dated and filed with the Securities and Exchange Commission (the “SEC”) on December 7, 2009 (together with the exhibits thereto, the “Schedule TO”), to acquire any and all of the outstanding Invitel Shares and any and all of the outstanding Invitel ADSs that are not already owned by Mid Europa, at a price of $4.50 per Invitel Share or Invitel ADS, (the “Offer Price”) net to the seller in cash, without interest thereon and less any applicable withholding of taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated December 7, 2009 (the “Offer to Purchase”), and in the related Letter of Transmittal (which, as amended or supplemented from time to time, together constitute the “Offer”). The Offer is subject to a number of conditions set forth in the Offer to Purchase. The Offer to Purchase was filed as an exhibit to the Schedule TO and was mailed to the Company’s shareholders on December 7, 2009. Shareholders of Invitel and other interested parties may also obtain, free of charge, copies of this Statement and the Schedule TO at the SEC’s web site at www.sec.gov.

The Offer to Purchase states that the principal executive offices of Mid Europa are located at Bank Center, Platina Tower, 5th Floor, Szabadság tér 7, Budapest 1054, Hungary, and the telephone number of Mid Europa is +36 1 411 1270.

All information set forth in this Schedule 14D-9 or incorporated by reference into this Schedule 14D-9 about Mid Europa, the Sponsor, the Mid Europa Entities or their respective affiliates, except the Company and the Company’s subsidiaries, as well as actions or events respecting any of them, was obtained from reports or statements filed by Mid Europa with the SEC, including the Schedule TO and the Offer to Purchase. The Company has not verified the accuracy or completeness of such information.

ITEM 3.	PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

Except as disclosed in this Statement or as set forth in the excerpts from the Company’s Annual Report on Form 20-F, dated May 14, 2009 (SEC File No. 000-53587) (the “Annual Report”) filed as Exhibit (e)(1) to this Statement (and incorporated by reference into this Item 3), as of the date of this Statement, to the knowledge of the Company, there is no material agreement, arrangement or understanding, or actual or potential conflict of interest between the Company or any of its affiliates and (1) Martin Lea or Robert Bowker, the Company’s registered managers (“Registered Managers”), directors or affiliates or (2) Mid Europa or its executive officers, directors or affiliates. For further information with respect to these matters, see the excerpts from the Annual Report under the headings: “Executive Compensation.”

Any information contained in the pages incorporated herein by reference shall be deemed modified or superseded for purposes of this Statement to the extent that any information contained herein modifies or supersedes such information.

Interests of the Company’s Registered Managers and Directors

Pursuant to the Share Acquisition (as defined below), the following four affiliates of Mid Europa: Craig Butcher, a Senior Partner of the Sponsor; Nikolaus Bethlen, an Associate Director of the Sponsor; Thierry Baudon, the Managing Partner of the Sponsor; and Michael Krammer, Chief Executive Officer of Orange Austria Telecommunication GmbH, a 65% owned portfolio company of the Sponsor, have replaced the following four of the seven directors on the Company’s board of directors: Robert R. Dogonowski, Carsten Dyrup Revsbech, Morten Bull Nielsen and Henrik Scheinemann. It is expected that such persons will remain as directors of the Company following completion of the Offer.

Except as disclosed in this statement or as set forth in the Annual Report, Invitel does not have any employment agreements, severance agreements or other arrangements with any of its Registered Managers or current officers that have any change of control provisions or similar provisions.

The relationships to Mid Europa and Invitel of the above specified common officers and directors are further described in Annex B to this Statement.

The ownership interests of executive officers and directors of Mid Europa in the Company are set forth in “Special Factors—Section 9. Transactions and Arrangements Concerning the Invitel Shares and Invitel ADSs” of the Offer to Purchase.

Executive and Director Compensation. The information set forth in the excerpts to the Annual Report included as Exhibit (e)(1) to this Statement under the headings “Executive Compensation” in the Annual Report is incorporated herein by reference. For the 2009 to 2010 board term, each member of the Independent Director Group will receive a base fee of $35,000, an in person meeting fee of $1,000 per meeting, a telephone meeting fee of $500 per meeting and a quarterly fee of $2,500. In addition, the Chairman of the Audit Committee will receive an additional quarterly fee of $2,500. Craig Butcher, Nikolaus Bethlen, Thierry Baudon and Michael Krammer have each joined the Board of Directors since the filing date of the Annual Report. On December 18, 2009, Craig Butcher, Nikolaus Bethlen and Thierry Baudon waived their right to receive compensation for the 2009-2010 board term. Michael Krammer did not waive his right to receive compensation for the 2009-2010 board term and his compensation is currently under review by the Board.

Cash Consideration Payable Pursuant to the Offer; Treatment of Equity Incentive Compensation Awards. If the Company’s directors, Registered Managers and officers tender any Invitel Shares and/or Invitel ADSs they own for purchase pursuant to the Offer, they will receive the same cash consideration per share on the same terms and conditions as the other shareholders of Invitel. If Invitel’s directors, Registered Managers and officers were to tender all of their 927,552 Invitel ADSs owned by them as of December 18, 2009 for purchase pursuant to the Offer and those Invitel ADSs were purchased by Mid Europa for $4.50 per Invitel ADS, the directors, Registered Managers and officers would receive an aggregate of $4,173,984 in cash. As discussed below under “Item 4.—The Solicitation or Recommendation”, to the knowledge of the Company, after making reasonable inquiry, both Registered Managers currently intend to tender all of their Invitel ADSs for purchase pursuant to the Offer but none of the members of the Independent Director Group (as defined below) currently intend to tender any of their Invitel Shares and/or Invitel ADSs for purchase pursuant to the Offer.

As of December 18, 2009, one (1) officer of the Company held warrants (which were initially issued as options) to purchase in the aggregate 160,000 Invitel Shares, all of which were vested and exercisable as of that date, with exercise prices ranging from $4.72 to $17.14 and an aggregate weighted average price of $11.21 per Invitel Share. As of December 18, 2009, current and/or former directors and officers of the Company held warrants to purchase 590,000 Invitel Shares (including the warrants to purchase 160,000 Invitel Shares described in the preceding sentence), all of which were vested and exercisable as of that date, with exercise prices ranging from $4.72 to $17.14 and an aggregated weighted average price of $10.58 per Invitel Share. Given that the exercise prices all exceed the Offer Price of $4.50, no value would be realized if any of the warrants were to be exercised in connection with the Offer.

Change of Control Agreements. While certain of the Company’s officers have entered into employment agreements and both Registered Managers have entered into service agreements with the Company providing for certain payments and benefits upon termination following a “change in control” of the Company, any consummation of the Offer will not constitute a change of control of the Company triggering such provisions. If any of the officers or Registered Managers party to an employment agreement or service agreement with the Company were to be terminated (other than for cause), such officers or Registered Managers would be entitled to certain payments and benefits, in the case of officers, as further described in the excerpts to the Annual Report included as Exhibit (e)(1) to this Statement under the heading “Executive Compensation—Potential Payments Upon Termination or Change in Control”.

The Mid Europa Acquisition Management Incentive Agreements. In August of 2009, Invitel agreed to replace an existing transactional bonus arrangement with a revised incentive program tied to a transaction with the Sponsor. To that end Magyar Telecom B.V.—a subsidiary of Invitel (“Magyar Telecom”) entered into management incentive agreements with (i) Vision 10 Limited, a service company over which Martin Lea has voting and investment power (“Vision 10 Limited”), (ii) Rob Investments Limited, a service company over which Robert Bowker has voting and investment power (“Rob Investments Limited”) and (iii) certain other members of Invitel’s senior management (collectively the “MEP Transaction Incentive Agreements”). Pursuant to the MEP Transaction Incentive Agreements, Magyar Telecom agreed to compensate such members of senior management in exchange for their assistance in facilitating a transaction whereby a fund advised by the Sponsor (or a subsidiary of such fund) would make an offer to Invitel and/or some or all of its shareholders to acquire all the shares or not less than a majority of the shares in Invitel (an “MEP Transaction”). In the event of and on completion of an MEP Transaction, the members of senior management who were party to the MEP Transaction Agreements were entitled to bonuses ranging from €250,000 (in the cases of Rob Investments Limited and Vision 10 Limited) to €64,000.

The Management Letters. As described below under “Item 4. The Solicitation or Recommendation—Background of the Offer”, Martin Lea and Vision 10 Limited, and Robert Bowker and Rob Investments Limited are party to letter agreements with Mid Europa (such letter agreements together, the “Management Letters”) which place restrictions on the ability of Mr. Lea and Mr. Bowker to transfer Invitel Shares that they own and also provide tag-along rights to Mr. Lea and Mr. Bowker in the event of any sale of Invitel Shares by Mid Europa or any of its affiliates. See “Special Factors—Section 9. Transactions and Arrangements Concerning the Invitel Shares—Management Letters” of the Offer to Purchase. Mid Europa has waived such transfer restriction in connection with the participation in the Offer by Messrs. Lea and Bowker.

The Company’s Relationship with Mid Europa.

Mid Europa’s Ownership of Invitel Shares. According to the Offer to Purchase, as of December 7, 2009, Mid Europa and its subsidiaries collectively hold 12,450,393 or approximately 74.4%, of the outstanding Invitel Shares.

Arrangements with Mid Europa. From time to time, the Company has engaged in certain transactions, and is party to certain arrangements, with Mid Europa and some of its affiliates.

The Offer to Purchase. The description of the conditions of the Offer contained in “The Offer—Section 13. Conditions to the Offer” of the Offer to Purchase is incorporated herein by reference.

The Offer to Purchase has been filed as an exhibit hereto to provide shareholders with information regarding the terms of the Offer and is not intended to modify or supplement any factual disclosures about the Company or Mid Europa in the Company’s public reports filed with the SEC. In particular, the Offer to Purchase and this summary of terms are not intended to be, and should not be relied upon as, disclosure regarding any facts and circumstances relating to the Company or Mid Europa.

The Shareholder Loan Agreement. As described in further detail below under “Item 4. The Solicitation or Recommendation—Background of the Offer,” on September 30, 2009 Invitel, Magyar Telecom B.V.—a subsidiary of Invitel (“Magyar Telecom”) and Hungarian Telecom Finance International Limited—an affiliate of the Mid Europa Group (the “Debt Purchaser”) entered into a Debt Restructuring Agreement (the “DRA”). Pursuant to the DRA, the Debt Purchaser agreed to make a tender offer for all outstanding €125,000,000 Floating Rate Senior PIK Notes due 2013 (the “2006 PIK Notes”) of HTCC Holdco I B.V.—another subsidiary of Invitel (“HTCC Sub” and such tender offer, the “PIK Notes Tender Offer”) and Invitel agreed to cause HTCC Sub to solicit consents from the holders of the 2006 PIK Notes to modify certain provisions of the indenture governing the 2006 PIK Notes (the “Consent Solicitation”). In addition, Magyar Telecom agreed to make a tender offer to acquire a portion of its outstanding €200,000,000 Floating Rate Senior Notes due 2013 (the “2007 Notes”) and €142,000,000 10.75% Senior Notes due 2012 (the “2004 Notes”) from holders of such notes outside the U.S. (the “Cash-Paid Notes Tender Offer”). Also pursuant to the DRA, Magyar Telecom agreed to repay an amount equal to €10.7 million of the outstanding principal amount of its existing Subordinated Term Loan (as defined below). Also pursuant to the DRA, the Debt Purchaser agreed to provide a new shareholder loan to Invitel—on terms substantially similar to the existing TDC Shareholder Loan (as defined below)—of up to approximately €91.45 million (the “Mid Europa Shareholder Loan”), from which Magyar Telecom would fund the partial repayment of the Subordinated Term Loan and the payment for 2004 Notes and/or 2007 Notes tendered for purchase pursuant to the Cash-Paid Notes Tender Offer and the repayment of €10.7 million of the Subordinated Term Loan.

The Shareholder Loan Agreement is governed by English law and was entered into as a condition precedent to amendments being made to Invitel’s existing financing documents. The maturity date of the Mid Europa Shareholder Loan is March 1, 2013 (the “Maturity Date”).

The Shareholder Loan Agreement is subject to the terms of an intercreditor deed dated August 6, 2003 (as amended and restated on April 27, 2007, March 3, 2008, March 4, 2009 and December 16, 2009) (the “Intercreditor Deed”). Pursuant to Clause 2.1 of the Intercreditor Deed, the Mid Europa Shareholder Loan is subordinate to all other Invitel debt.

The interest rate of the Mid Europa Shareholder Loan is 20% per annum above EURIBOR.

If requested by the Debt Purchaser, the interest accrued on the Mid Europa Shareholder Loan can be capitalized and added to the amount of funds advanced. If the Debt Purchaser does not request that accrued interest be capitalized, Magyar Telecom must repay such accrued interest in full (on the earlier of the Maturity Date or the date on which the Mid Europa Shareholder Loan is to be repaid in full), together with a fee equal to the amount the Debt Purchaser would have received had such interest been capitalized.

Magyar Telecom must also pay an additional fee of 4.5% of the principal amount of the Mid Europa Shareholder Loan (excluding capitalized interest and any corresponding fee) on prepayment or repayment of the Mid Europa Shareholder Loan.

The Shareholder Loan Agreement includes an undertaking whereby Invitel and Magyar Telecom will ensure that the proceeds of any issue of shares, convertible securities convertible into shares, or other equity or debt instruments (or any other raising of debt finance) will be applied in prepayment of the Mid Europa Shareholder Loan.

Invitel and Magyar Telecom also undertake not to incur any subordinated debt with a repayment or maturity date falling prior to April 15, 2013.

The Shareholder Loan Agreement contains standard events of default, including, inter alia, non-payment (with a cure period of three business days), non-compliance with obligations (with a cure period of ten business days), insolvency, litigation involving any judgment or order in an amount in excess of €15 million, repayment of debt subordinate to the Mid Europa Shareholder Loan and the creating of security or giving of financial support in relation to subordinated debt.

The Invitel Refinancing. On December 15, 2009, Invitel completed an offering of Senior Secured Notes. Invitel used the proceeds of such offering to refinance certain of its indebtedness (the “Invitel Refinancing”). The Invitel Refinancing included:

(a) conversion of the outstanding €130.5 million aggregate principal amount of the Mid Europa Shareholder Loan as follows:

(i) the Debt Purchaser will assign its rights under the Mid Europa Shareholder Loan at face value to HTCC Holdco I B.V. (“Holdco I”) in consideration for a new interest-bearing loan (the “New Shareholder Loan”) to be undertaken by Holdco I (“Step 1”);

(ii) following Step 1, Holdco I will assign its rights under the Mid Europa Shareholder Loan at face value to Matel Holdings N.V. (“Matel Holdings”) as a capital contribution (“Step 2”);

(iii) following Step 2, Matel Holdings will assign its rights under the Mid Europa Shareholder Loan at face value to Magyar Telecom as a capital contribution after which Magyar Telecom’s obligations under the Mid Europa Shareholder Loan will be automatically extinguished by operation of law; and

(b) conversion of all of the 2006 PIK Notes held by the Debt Purchaser into the New Shareholder Loan between the Debt Purchaser and Holdco I.

ITEM 4.	THE SOLICITATION OR RECOMMENDATION.

Solicitation or Recommendation—No Recommendation / Neutral Position.

In light of the relationships described under Item 3—Past Contacts, Transactions, Negotiations and Agreements, the Board of Directors authorized the three (3) independent members of the Board of Directors of the Company, Ole Steen Andersen, Peter Feiner and Jens Due Olsen (collectively, the “Independent Director Group”) to examine, evaluate and make recommendations concerning the Offer. At a meeting held on December 15, 2009, the Independent Director Group determined, after careful consideration, including a thorough review of the Offer with the Independent Director Group’s legal advisors and Houlihan Lokey Howard & Zukin (Europe) Limited (“Houlihan Lokey”) that it is not making a recommendation, is expressing no opinion and is remaining neutral with respect to the Offer.

Background of the Offer.

On January 8, 2007, Hungarian Telephone and Cable Corp. (“HTCC”), a Delaware corporation and the legal predecessor of the Company, entered into a stock purchase agreement with Invitel Holdings N.V. to indirectly acquire 99.98% of the outstanding shares of Invitel Távközlési Szolgáltató Zrt. (“Invitel Zrt”) through the acquisition of 100% of the issued ordinary shares of Matel Holdings (the “Matel Transaction”). The total consideration for the Matel Transaction, including the assumption of net indebtedness on closing, was €470 million. Invitel Zrt was and remains Hungary’s second largest fixed line telecommunications operator.

Prior to the Matel Transaction, Mid Europa, along with GMT Communications Partners (“GMT”), had held 66.66% of the share capital of Matel Holdings and had effectively controlled Invitel Zrt. Mid Europa and GMT had acquired Invitel Zrt in May 2003 from Vivendi Telecom International S.A. for €325 million.

On April 27, 2007, the Matel Transaction closed, at which point Martin Lea, who had served as Chief Executive Officer of Invitel Zrt since 2004, became Chief Executive Officer of HTCC, and Robert Bowker, who had served as Chief Financial Officer of Invitel Zrt since 2004, became Chief Financial Officer of HTCC.

At the time of the Matel Transaction, TDC A/S, formerly know as Tele Danmark A/S (“TDC”), owned approximately 62% of the outstanding shares of HTCC common stock. Despite having sold Invitel Zrt to HTCC in the Matel Transaction, the Sponsor thought that HTCC might not be a core asset for TDC but rather an asset that TDC might eventually consider disposing. For this reason, the Sponsor, following the close of the Matel transaction, continued to monitor HTCC (which now included Invitel Zrt) and its performance closely. During April and May 2007, the Sponsor also discussed with various financial advisors financing alternatives with respect of a potential acquisition of HTCC.

As the Sponsor further refined its analysis of HTCC during May 2007, the Sponsor consulted with Lazard Fréres and Credit Suisse Securities (Europe) Limited with a view to submitting a non-binding unsolicited offer for HTCC. During this time Mid Europa also undertook a legal and accounting review of publicly available information relating to HTCC.

On June 13, 2007, the Sponsor obtained internal investment advisory committee approval to submit a non-binding proposal to Kohlberg Kravis Roberts & Co. (“KKR”) and Blackstone Group L.P. (“Blackstone”), two members of the consortium of private equity firms controlling TDC, to acquire TDC’s interest in HTCC. On June 25, 2007, the Sponsor met with KKR and Blackstone to present its proposal, which was non-binding and subject to due diligence, internal approvals and the negotiation and execution of definitive transaction agreements. KKR and Blackstone indicated to the Sponsor that they did not have an interest in taking the proposal further at that stage.

In September 2007, the Sponsor was contacted by KKR and Blackstone (on behalf of TDC) and by Merrill Lynch, financial advisor to TDC, and advised that TDC might be starting to consider a possible disposal of its stake in HTCC.

The possibility of TDC disposing of its stake in HTCC became broadly known in the market and, as a result, during the period between October 2007 and March 2008, several banks, including HTCC’s financial advisor, BNP Paribas Corporate Finance (“BNPP”), approached the Sponsor with various financing proposals with respect to the possible acquisition of HTCC.

In the absence of an initiation of a formal disposal process, the Sponsor decided to approach the board of directors of HTCC (the “HTCC Board”) with an unsolicited offer proposal. In early May 2008, the Sponsor engaged Shearman & Sterling LLP (“Shearman & Sterling”) to provide advice to the Sponsor on the legal considerations regarding the approach and the offer proposal. On May 23, 2008, the Sponsor delivered to Jesper Theill Eriksen, Chairman of the HTCC Board, a preliminary non-binding proposal to acquire all of the outstanding shares of common stock of HTCC, subject to confirmatory due diligence, internal approvals and the negotiation and execution of definitive transaction agreements. The HTCC Board decided not to pursue a bilateral transaction with the Sponsor, but shortly thereafter commenced an auction process for the possible sale of the company, as described below.

During late May and June 2008, the Sponsor continued to monitor HTCC closely and conducted a review of hedging arrangements and other aspects of the business and financing of HTCC based on publicly available information.

On June 30, 2008, HTCC publicly announced that it had retained BNPP to assist it in evaluating strategic alternatives for the company.

On July 2, 2008, the Sponsor entered into a confidentiality agreement (the “Initial NDA”) with HTCC with respect to a possible negotiated transaction involving HTCC.

In connection with the first phase of the auction process, on July 25, 2008, the Sponsor submitted a preliminary non-binding proposal to acquire all of the outstanding shares of HTCC common stock. The proposal was subject to satisfactory completion of confirmatory due diligence encompassing accounting, commercial and market, technical, legal, tax and structuring, internal investment advisory committee approval and the negotiation and execution of definitive legal documentation.

On August 6, 2008, the Sponsor received a letter from BNPP inviting the Sponsor to participate in the second phase of the auction process.

As part of the second phase, the Sponsor was provided with the opportunity to undertake a due diligence review of HTCC. During the course of its due diligence, the Sponsor identified certain significant liabilities, in particular potential tax liabilities related to HTCC’s holding company structure and liabilities related to the unwinding of out-of-the-money hedging instruments, that led the Sponsor not to submit a binding offer for HTCC and instead, on September 8, 2008, the Sponsor delivered a letter to BNPP outlining the basis on which the Sponsor would be prepared to make an offer.

The sale process did not produce a successful bid. On October 7, 2008, HTCC publicly announced that, in light of the current period of uncertainty in financial and economic conditions, it would continue to pursue its strategy as a publicly traded company while continuing to consider initiatives to enhance shareholder value.

On November 28, 2008, HTCC announced that the HTCC Board had unanimously approved a corporate reorganization to change HTCC’s place of incorporation from Delaware to Denmark. HTCC announced that reorganizing as a Danish corporation would allow it to take advantage of financial and other business opportunities that were not available under its current corporate structure as a Delaware corporation, including enhancement of the company’s structuring flexibility with respect to a potential sale of the company or asset dispositions. The reorganization required the affirmative vote of a majority of the company’s outstanding common stock.

The Sponsor continued to monitor HTCC during January and February 2009. In early February 2009, the Sponsor spoke to HTCC regarding a possible transaction relating to HTCC’s debt whereby the Sponsor would lend money to HTCC to provide HTCC with the funds to undertake a buyback of the 2006 PIK Notes. On February 5, 2009, HTCC sent the Sponsor a presentation on debt buyback considerations. The information contained in this presentation largely mirrored information received by the Sponsor during the earlier auction process.

On February 24, 2009, the stockholders of HTCC approved the adoption of an agreement and plan of merger among HTCC, Invitel Sub LLC, a Delaware limited liability company (“MergeCo”), and Invitel, Danish company, whereby HTCC would effectively change its place of incorporation from Delaware to Denmark by merging HTCC with and into MergeCo, which would be the surviving company and become a wholly owned direct subsidiary of Invitel, and pursuant to which each share of HTCC would automatically be converted into the right to receive one Invitel ADS.

On February 26, 2009, the merger and reorganization were completed and the HTCC stockholders became holders of Invitel ADSs.

On March 4, 2009, Invitel publicly announced that it had completed a refinancing of its debt, including its €145 million amended bank credit facilities and a €100 million bridge loan. On the same day, the Sponsor received additional information from HTCC regarding a potential debt buyback transaction.

Invitel also announced that it had entered into a €32.0 million subordinated term loan with BNPP and Calyon (the “Subordinated Term Loan”) and a €34.1 million subordinated PIK shareholder loan with an affiliate of TDC, which remained the company’s majority stockholder (the “TDC Shareholder Loan”). The proceeds from the loans were principally used to refinance the €82 million outstanding balance on the existing bank credit facilities and to pay off the bridge loan.

The Sponsor continued to review Invitel and its performance, and as part of that process the Sponsor held discussions with BNPP regarding possible financing arrangements with respect to a transaction involving Invitel.

On March 16, 2009, the Sponsor received approval from its investment advisory committee to approach TDC with respect to a possible transaction involving Invitel. During April and early May 2009, the Sponsor continued to evaluate a potential transaction involving Invitel.

On May 5, 2009, the Sponsor met with TDC and two of TDC’s financial sponsors (Blackstone and KKR) in London to discuss a possible transaction involving Invitel, including steps to de-leverage the company, as described below.

On May 27, 2009, in a follow-up to the meeting of May 5, the Sponsor again met with TDC, Blackstone and KKR regarding a potential transaction regarding Invitel. In connection with the Sponsor’s evaluation of a potential transaction, the Sponsor was afforded access to Invitel’s management for an update on current trading performance. On June 3, 2009, the Sponsor met with Invitel management to discuss the outlook for Invitel’s business in light of current trading conditions. This meeting was attended telephonically by BNPP, financial advisor to Invitel.

Over the course of June, the Sponsor continued to evaluate a potential transaction, and on July 7, 2009, the Sponsor delivered a letter to Jesper Ovesen, TDC’s Chief Financial Officer, setting forth the terms of a potential transaction (the “Proposed Transaction”). The Proposed Transaction contemplated the purchase of TDC’s stake in Invitel at a purchase price of $1 per share in cash. The Proposed Transaction also contemplated a number of de-leveraging steps, including the offer to purchase by the Sponsor of certain outstanding debt instruments of Invitel (which would remain outstanding following the consummation of such offer), the offer to purchase by Invitel of certain of its outstanding debt instruments (which debt would be subsequently cancelled), such offer to purchase to be financed by the Sponsor, with respect to the debt instruments entered into in connection with Invitel’s refinancing on March 4, 2009, the “roll-over” of Invitel’s €165 million term facility and the Subordinated Term Loan, and the purchase by the Sponsor of the TDC Shareholder Loan for €34 million. The purchase of TDC’s stake in Invitel would be subject to completion of the foregoing de-leveraging steps.

By letter dated July 10, 2009, Mr. Ovesen responded to the July 7 letter by requesting that the Sponsor clarify several aspects of the Proposed Transaction. In turn, the Sponsor replied by sending a clarifying letter on

July 13, 2009. These letters served to formalize concurrent discussions between the Sponsor and Blackstone and KKR, in which the two sides discussed the issues raised by the Sponsor’s proposal. The Sponsor also held follow-up telephone call with Mr. Ovesen on July 14, 2009. The verbal and written correspondence referred to above related to the Sponsor’s desire for exclusivity and the opportunity to perform confirmatory due diligence with respect to Invitel.

From July 16 through July 24, 2009, the Sponsor and TDC negotiated the terms of a confidentiality agreement to replace the Initial NDA. The new confidentiality agreement (the “Second NDA”) was executed on July 27, 2009, and was substantially the same as the Initial NDA, though the Second NDA was agreed among the Sponsor, TDC and Invitel.

Also between July 16 and July 24, the Sponsor and TDC negotiated the terms of an exclusivity agreement (the “Exclusivity Agreement”). The Exclusivity Agreement, which was executed on July 24, restricted TDC, until August 10, 2009, from soliciting any third party in connection with a transaction identical or substantially identical to the Sponsor’s proposed transaction.

In connection with the discussions surrounding the Second NDA and the Exclusivity Agreement, Invitel allowed access to the Sponsor and its advisors to conduct a due diligence review of Invitel during the period from July 20 through August 10, 2009. The Sponsor also had a number of meetings with Invitel management during this process.

Beginning in August 2009, and continuing through the end of September 2009, the Sponsor’s legal advisor, Shearman & Sterling, negotiated (i) with TDC’s legal advisor, Simpson Thacher & Bartlett LLP, the terms of a sale and purchase agreement relating to the sale of the TDC Shares to the Sponsor and (ii) with Invitel’s legal advisor, White & Case LLP, the terms of a debt restructuring agreement relating to the de-leveraging of Invitel (together, the “Transaction Agreements”). The Transaction Agreements were inter-conditional and are described in greater detail below.

During this time, the Sponsor also had various meetings with Invitel’s management to discuss Invitel and Invitel’s business plan.

Beginning in late August 2009 and continuing through early November 2009, the Sponsor also had various preliminary discussions with Martin Lea and Robert Bowker regarding a long-term incentive plan, pursuant to which Martin Lea and Robert Bowker would continue in their respective roles as Chief Executive Officer and Chief Financial Officer of Invitel following the sale of the TDC stake to the Sponsor.

During the course of September 2009, the Sponsor and the Sponsor’s advisors also worked closely with the syndicate of banks providing financing to Invitel in order to implement the various de-leveraging steps of the Proposed Transaction, including the roll-over of existing Invitel debt.

On September 30, 2009, two affiliates of the Sponsor—Mid Europa and the Debt Purchaser (collectively, the “Purchasers”)—entered into a Sale and Purchase Agreement (the “SPA”) with TDC. Pursuant to the SPA and subject to the terms and conditions therein, TDC agreed to (i) sell its entire shareholding in Invitel (the “TDC Shares”) to Mid Europa for cash consideration of $1.00 per TDC Share (or $10,799,782 in the aggregate) and (ii) cause the transfer by a subsidiary of TDC (“TDC Sub”) to the Debt Purchaser of all of TDC Sub’s rights and obligations under the TDC Shareholder Loan for cash consideration of €34,135,000.

Also on September 30, 2009, Invitel, Magyar Telecom and the Debt Purchaser entered into the DRA, pursuant to which the Debt Purchaser agreed to make the PIK Notes Tender Offer and Invitel agreed to cause HTCC Sub to engage in the Consent Solicitation. In addition, Magyar Telecom agreed to make the Cash-Paid Notes Tender Offer. Also pursuant to the DRA, Magyar Telecom agreed to repay an amount equal to €10.7 million of the outstanding principal amount of its existing Subordinated Term Loan. Also pursuant to the

DRA, the Debt Purchaser agreed to provide the Mid Europa Shareholder Loan, from which Magyar Telecom would fund the partial repayment of the Subordinated Term Loan and the payment for 2004 Notes and/or 2007 Notes tendered for purchase pursuant to the Cash-Paid Notes Tender Offer.

Pursuant to the SPA, the consummation of the sale of the TDC Shares and the Seller Loan to the Purchasers was subject to certain conditions, including, among other conditions, (i) competition law approval in Austria, (ii) the effectiveness of certain amendments to Invitel’s existing senior facility, (iii) the approval of the transactions contemplated by the DRA by the shareholders of Invitel at a general meeting, and (iv) satisfaction or waiver of the conditions to closing under the DRA. Furthermore, the Serbian competition authority was requested to approve the sale of the TDC Shares to Mid Europa (the “Serbian Clearance”).

With respect to the sale of the TDC Shares to Mid Europa, the SPA provided for a two-stage closing. Pursuant to the first closing under the SPA (the “Closing”), which occurred on November 2, 2009 (the “Closing Date”), TDC consummated the sale to Mid Europa, and Mid Europa consummated the purchase from TDC, of 5,399,890 TDC Shares at a purchase price of €3,626,521.15 (the equivalent in euro denominated funds of $1.00 per TDC Share). Also pursuant to the SPA, on the Closing Date, TDC Sub consummated the transfer to the Debt Purchaser of all of TDC Sub’s rights and obligations under the TDC Shareholder Loan for cash consideration of €34,135,000.

Because the Serbian Clearance had not been received by Closing, Mid Europa acquired just under half of the TDC Shares (i.e., 5,399,890 TDC Shares) at the Closing. The purchase price of €3,626,522.50 (the “Escrow Amount”) for the remaining TDC Shares (i.e., 5,399,892 Shares) (the “Second Stage TDC Shares”) was delivered by Mid Europa into an escrow account.

On the Closing Date, the Debt Purchaser, pursuant to the PIK Notes Tender Offer, completed the purchase of approximately 87% of the outstanding aggregate principal amount of the 2006 PIK Notes. In addition, pursuant to the Cash-Paid Notes Tender Offer, Magyar Telecom completed the purchase, for cash consideration of approximately €72 million, of approximately €85 million in combined aggregate principal amount of 2007 Notes and 2004 Notes.

Also on the Closing Date, as contemplated by the DRA, the Mid Europa Shareholder Loan was provided to Invitel by the Debt Purchaser, and Magyar Telecom used funds from the Mid Europa Shareholder Loan to repay €10.7 million of the outstanding principal amount of the Subordinated Term Loan.

The Serbian Clearance was obtained on November 13, 2009, allowing for the second closing to occur under the SPA (the “Second Closing”). Pursuant to the Second Closing, which occurred on November 23, 2009, the Second Stage TDC Shares were transferred to Mid Europa and the Escrow Amount was released to TDC.

Pursuant to the terms of the SPA and the DRA, Sponsor-affiliated directors—Craig Butcher and Nikolaus Bethlen—assumed two out of seven seats on Invitel’s Board of Directors at the Closing. As part of the Second Closing, two additional Sponsor-affiliated directors—Thierry Baudon and Michael Krammer, who had already been approved as alternate directors of Invitel—assumed seats on Invitel’s Board of Directors, giving the Sponsor appointees a majority of seats on Invitel’s Board of Directors. The appointment of each of the four Sponsor-affiliated directors was approved by the shareholders of Invitel at Invitel’s Extraordinary General Meeting in Budapest on October 28, 2009 (the “EGM”), which was held to approve the DRA.

In connection with the transactions consummated pursuant to the SPA and the DRA, on October 30, 2009, Mid Europa entered into the Management Letters. The Management Letters place restrictions on the ability of Martin Lea and Robert Bowker to transfer Invitel Shares that they own and also provide tag-along rights to Martin Lea and Robert Bowker in the event of any sale of Invitel Shares by Mid Europa or any of its affiliates. See “Item 3. Past Contacts, Transactions, Negotiations and Agreements—Interests of the Company’s Registered Managers and Directors—the Management Letters” above and “Special Factors—Section 9. Transactions and Arrangements Concerning the Invitel Shares—Management Letters” of the Offer to Purchase.

Shareholders attending the EGM included Straumur-Burdaras Investment Bank hf., a company organized under the laws of the Republic of Iceland (“Straumur”), which at the time held 1,650,611 Invitel Shares (the “Straumur Shares”), or approximately 9.9% of all outstanding Invitel Shares. As Straumur representatives were in Budapest for the EGM, they took the opportunity to meet with the Sponsor, as the soon-to-be controlling shareholder of Invitel. At the meeting, Straumur indicated a willingness to explore a possible sale of its stake in Invitel to the Sponsor and the Sponsor indicated a willingness to explore a possible purchase of such stake.

During the second week of November, 2009, Straumur and the Sponsor discussed in greater detail a potential sale of the Straumur Shares to the Sponsor. Straumur indicated that it would be willing to sell its stake at a price equal to the market price of the Invitel Shares prior to the announcement of the September 30 transaction—approximately $5.50 per Invitel Share. The Sponsor indicated that it would be willing to purchase Straumur’s stake at a price of $4.00 per Invitel Share.

On November 27, 2009, Mid Europa purchased the Straumur Shares at a purchase price of $4.50 per Invitel Share, or $7,427,749.50 in the aggregate (such purchase, the “Straumur Purchase”). The Straumur Purchase brought Mid Europa’s total stake in Invitel to 12,450,393 Invitel Shares, representing 74.4% of the outstanding Invitel Shares.

In connection with the Straumur Purchase, on November 27, 2009, Mid Europa and Straumur signed a letter agreement (the “Straumur Agreement”). Pursuant to the Straumur Agreement, should Mid Europa or one of its affiliates, prior to the first anniversary of the date of the Straumur Agreement, make a tender offer with respect to any Invitel Shares, Mid Europa will be required to pay Straumur on the date payment under any such tender offer is due, for each of the Straumur Shares, an amount representing the difference between (i) the price offered per Invitel Share in any such tender offer and (ii) $4.50.

During the period of its negotiations with Straumur, the Sponsor also considered the possibility of making an offer to acquire all of the outstanding Invitel Shares and Invitel ADSs not already owned by Mid Europa. On November 27, 2009, representatives of the Sponsor on Invitel’s Board of Directors notified the directors on the Board of Directors not affiliated with the Sponsor of the Sponsor’s agreement to purchase the Straumur Shares at a purchase price of $4.50 per Invitel Share and discussed with the directors the possibility of the Sponsor extending an offer to purchase the Invitel Shares and Invitel ADSs not already owned by Mid Europa at that same price.

After being informed on November 27, 2009 by the Mid Europa affiliated directors on Invitel’s Board of Directors about the possibility of the Sponsor extending an offer to purchase the Invitel Shares and Invitel ADSs, the Independent Director Group engaged Davis Polk & Wardwell LLP (“Davis Polk”), as legal advisor as to U.S. law, and Gorrissen Federspiel (“Gorrissen Federspiel”), as legal advisor as to Danish law, to advise such directors in connection with their evaluation of the Sponsor’s proposal and appointed Houlihan Lokey to render an opinion as to the fairness, from a financial point of view, of the consideration to be received by the holders of Invitel Shares and Invitel ADSs (other than any affiliates of the Company, including, without limitation, the Mid Europa Group) pursuant to the Offer. Houlihan Lokey was not requested to, and did not deliver, any such opinion.

On December 1, 2009, Robert Bowker, the Chief Financial Officer of the Company, and Jens Due Olsen, a member of the Independent Director Group, had a call with Houlihan Lokey, Davis Polk and Gorrissen Federspiel to provide them with the background to the Offer.

On December 4, 2009, the Independent Director Group held a teleconference to discuss the Offer with Houlihan Lokey, Davis Polk and Gorrissen Federspiel. The participants in the teleconference discussed, among other things, the financial terms of the Offer, including by reference to the stock trading history and relative stock performance against selected companies and the S&P 500 Index, as well as the financial projections for the fiscal years ending December 31, 2009 through 2015 prepared jointly by Invitel and the Sponsor. Davis Polk and

Gorrissen Federspiel provided an overview of the role of the Independent Director Group and Davis Polk outlined the options (including corresponding SEC disclosure requirements) available to the Independent Director Group, including recommending acceptance or rejection of the Offer, expressing no opinion and remaining neutral or stating that the Independent Director Group is unable to take a position.

On December 5, 2009, the Independent Director Group held a teleconference to discuss the Offer with Houlihan Lokey, Davis Polk and Gorrissen Federspiel. All three members of the Independent Director Group indicated that they needed more time to evaluate the Offer. Davis Polk advised that the Company had 10 business days to file a Schedule 14D-9 with the SEC following commencement of the Offer, which meant that the Independent Director Group had until the end of that period to reach a conclusion regarding the Offer. Following the teleconference, Jens Due Olsen and Ole Steen Andersen, two of the members of the Independent Director Group, contacted Craig Butcher, Senior Partner of the Sponsor, by telephone to advise him that the Independent Director Group was continuing to consider the proposal together with Houlihan Lokey, Davis Polk and Gorrissen Federspiel.

On December 7, 2009, the Sponsor announced the Offer and the Company issued an announcement recommending that shareholders defer making a determination whether to accept or reject the Offer until the Independent Director Group has stated its position with respect to the Offer, which would occur on or before December 18, 2009.

On December 9, 2009, the Independent Director Group held another teleconference with Houlihan Lokey, Davis Polk and Gorrissen Federspiel to discuss the Offer in relation to the then current market price of the Invitel Shares and expressed reservations about recommending the Offer at the Offer Price.

On December 10, 2009, Jens Due Olsen, one of the members of the Independent Director Group, contacted Craig Butcher to inform him that the Independent Director Group could not foresee recommending the Offer at the Offer Price and that an appropriate premium to the current trading price of $5.25 may be acceptable.

On December 11, 2009, Jens Due Olsen received a call from Craig Butcher exploring the possibility of whether the Independent Director Group would be willing to recommend in favor of the Offer if, subject to obtaining internal approval, Mid Europa increased its offer to $4.75.

On December 12, 2009, the Independent Director Group held another teleconference with Houlihan Lokey, Davis Polk and Gorrissen Federspiel to discuss the potential revised Offer.

On December 13, 2009, Jens Due Olsen called Craig Butcher to inform him that the Independent Director Group could foresee recommending the Offer at a price of $5.25 or higher which would be in the mid-range of the discounted cash flow analysis that was considered by the Independent Director Group based on the financial projections for the fiscal years ending December 31, 2009 through 2015 prepared jointly by Invitel and the Sponsor and would be in line with the current trading price but could not foresee recommending the Offer at a price below this. The Independent Director Group recognized that the trading price of Invitel ADSs increased with relatively high trading volume on the date of the announcement of the Offer and has remained at the increased price level with very low trading volumes. Following this call, the Independent Director Group held a call with Houlihan Lokey, Davis Polk and Gorrissen Federspiel to report on these discussions.

On December 14, 2009, Davis Polk and Mid Europa’s legal advisors had a conversation, in which Davis Polk reiterated the message that was delivered by Jens Due Olsen to Craig Butcher that the Independent Director Group could foresee recommending the Offer at a price of $5.25 or higher which would be in the mid-range of the discounted cash flow analysis that was considered by the Independent Director Group based on the financial projections for the fiscal years ending December 31, 2009 through 2015 prepared jointly by Invitel and the Sponsor and would be in line with the current trading price but could not foresee recommending the Offer at a price below this.

Later in the day on December 14, 2009, Jens Due Olsen received a call from Craig Butcher pursuant to which Craig stated Mid Europa’s position that it believes the Offer Price is fair and that it would not increase the Offer Price.

On December 15, 2009, Jens Due Olsen and Ole Steen Andersen, two members of the Independent Director Group held a teleconference with Houlihan Lokey, Davis Polk and Gorrissen Federspiel pursuant to which the Independent Director Group concluded, pending confirmation from Peter Feiner, that they will not make a recommendation or express an opinion, but will remain neutral with respect to the Offer. Following that call, Jens Due Olsen contacted Peter Feiner to confirm his agreement with the conclusion and then contacted Craig Butcher to relay the conclusion of the Independent Director Group.

Reasons for the Neutral Position of the Independent Director Group.

Danish law does not require a recommendation of the Company, its Board of Directors or any member of the Company’s Board of Directors that the shareholders accept or reject the Offer. The Independent Director Group consists of the disinterested directors of the Board of Directors but does not constitute a special committee of the Board of Directors under Danish law. The Independent Director Group is not required to, and has not received a specific mandate to, negotiate on behalf of unaffiliated holders of Invitel Shares and/or Invitel ADSs. Notwithstanding the foregoing, in light of the nature of the Offer, the Independent Director Group hired Houlihan Lokey, Davis Polk and Gorrissen Federspiel to assist in its evaluation of the Offer.

The Offer Price falls below the offer price of $5.25 per Invitel Share which was deemed by the Independent Director Group as the minimum offer price for which the Independent Director Group would recommend in favor of the Offer. An offer price of $5.25 per Invitel Share would be the mid-range of the discounted cash flow analysis that was considered by the Independent Director Group based on the financial projections for the fiscal years ending December 31, 2009 through 2015 jointly prepared by Invitel and the Sponsor and which would be in line with the current trading price. The Independent Director Group recognized that the trading price of Invitel ADSs increased with relatively high trading volume on the date of the announcement of the Offer and has remained at the increased price level with very low trading volumes. Consequently, the Independent Director Group is expressing no opinion and is remaining neutral with respect to the Offer. Each holder of Invitel Shares and/or Invitel ADSs must make its own decision as to whether to tender and, if so, how many of its Invitel Shares and/or Invitel ADSs to tender.

The Independent Director Group believes that each holder of Invitel Shares and/or Invitel ADSs should carefully read the Offer and this Schedule 14D-9 before making any decision and should make such decision based on all of the available information, the factors described below as well as any other factors that the holder deems relevant to its investment decision.

The Independent Director Group suggests that the holders of Invitel Shares and/or Invitel ADSs consider, among other things, the following factors in deciding whether to tender:

•	Personal Considerations. Personal considerations that the Independent Director Group suggests may be relevant to making a decision whether to tender include, among others:

•	the tax and accounting consequences to the holder of participating in the Offer;

•	the holder’s need for liquidity in or diversification of its investment portfolio;

•	other investment opportunities, including other types of investments available to the holder; and

•	the holder’s assessment of the appropriateness for investing in equity securities generally in the current economic, business and political climate.

•	Offer Price. The Independent Director Group considered that each holder of Invitel Shares and/or Invitel ADSs should evaluate the Offer Price in light of the current market price of Invitel ADSs and the historic trading price of Invitel ADSs, the volume of trading in Invitel Shares and/or Invitel ADSs, as well as the all-cash nature of the consideration to be paid in the Offer. See “The Offer—Section 8. Price Range of the Invitel Shares and Invitel ADSs; Dividends.”

•

Mid Europa’s Stated Intentions with Regard to the Company. The Independent Director Group took into account Mid Europa’s current ownership and stated intentions with regard to the Company, confirmed as recently as December 7, 2009 in Mid Europa’s Schedule TO to the effect that:

•	the Mid Europa Group currently owns approximately 74.4% of the Company;

•	Mid Europa is interested only in acquiring the publicly held Invitel Shares and Invitel ADSs and is not interested in selling any of the Invitel Shares held by the Mid Europa Group;

•

if the Offer is withdrawn, Mid Europa and its affiliates could seek to engage in open market or privately negotiated share purchases at prices that may be higher or lower than the Offer Price to increase their ownership of Invitel Shares and Invitel ADSs and to undertake, if 90% of the outstanding Invitel Shares and Invitel ADSs were acquired, a “compulsory acquisition” under the Danish Public Companies Act that would enable Mid Europa to effect an acquisition without the vote of any other holder of Invitel Shares or Invitel ADSs at a price that may be higher or lower than the Offer Price;

•

holders who do not tender their Invitel Shares or Invitel ADSs in the Offer may be left with illiquid shares, which the Company intends to de-list from the NYSE Amex and could potentially be de-registered under the federal securities laws, and the price of these securities could be negatively affected; and

•	if the Offer is withdrawn, the market price for the Invitel ADSs would likely decline.

•

Economic Conditions in Hungary. The Independent Director Group considered that the Company’s business is affected by general economic conditions in Hungary and internationally. The Independent Director Group also considered the recent deterioration of the Hungarian economy as well as future uncertainty.

•

Existing Debt. The Independent Director Group took into account the Company’s existing debt as well as the recent pricing and placement by one of the Company’s subsidiaries of approximately €345 million aggregate principal amount of its Senior Secured Notes which were issued in order to refinance certain indebtedness.

•

Recent Transactions in Invitel Shares. The Independent Director Group considered the fact that a recent block trade was negotiated between Mid Europa and Straumur at the Offer Price but noted, based on publicly available information, that the seller in that transaction was at the time of sale and remains in a moratorium process and was at the time of sale and remains insolvent. The Independent Director Group also considered the recent transaction between Mid Europa and TDC in November 2009 pursuant to which Mid Europa acquired TDC’s 64.4% controlling stake in the Company for $1.00 per Invitel Share and assumed the €34.135 million TDC Shareholder Loan.

•

Potential Future Transactions Involving Invitel and Mid Europa. As stated in the Offer to Purchase, Mid Europa will continue to explore transactions involving Invitel, the effect of any of which cannot be determined at this stage, which may affect the value of Invitel including but not limited to the potential sale of Invitel’s wholesale business, as discussed below under “Item 8—Additional Information—Recent Developments.”

The foregoing discussion of the information, reasons and factors that the Independent Director Group considered includes the material information, reasons and factors considered by the Independent Director Group, but is not intended to be exhaustive. The Independent Director Group did not find it practicable and did not quantify or otherwise assign relative weights to the specific factors considered in reaching its determination to remain neutral. Rather, the Independent Director Group viewed its determination to remain neutral as being based on the totality of the information presented to and considered by the Independent Director Group. In addition, each member of the Independent Director Group may have given different weights to different factors.

No Appraisal Rights. The following discussion, as it relates to Mid Europa’s intentions, has been extracted from Mid Europa’s Schedule TO.

Holders of Invitel Shares and Invitel ADSs do not have appraisal rights as a result of the Offer. However, if the Offer is completed and as a result Mid Europa acquires or controls more than 90% of the share capital of the Company, Mid Europa intends to effect a compulsory acquisition of the Invitel Shares held by the minority shareholders of Invitel (the “Compulsory Acquisition”). As part of the Compulsory Acquisition, pursuant to Section 20c of the Danish Public Companies Act, any minority shareholders who did not transfer their Invitel Shares to Mid Europa before the expiry of the offer period shall be invited, through a notice inserted in the first issue of the Official Gazette (Statstidende) of the subsequent quarter, to transfer their Invitel Shares to Mid Europa within a period of not less than three months. The notice shall contain the information mentioned above as well as state the date of a potential experts’ valuation or the date of a potential court decision of the valuation, as the case may be. Finally, the notice must state that subsequent to the expiry of the notice period, the Invitel Shares will be registered in the name of Mid Europa in Invitel’s share register and that all rights to demand an experts’ valuation shall lapse on expiry of the period of notice.

For any Invitel Shares not transferred to Mid Europa at the time of expiry of the notice period stated in the notice in the Official Gazette as set out above, Mid Europa must unconditionally in favor of the relevant minority shareholders deposit the compulsory acquisition price corresponding to the number of Invitel Shares not yet transferred, cf. Section 20c(3) of the Danish Public Companies Act. See “The Offer—Section 13. Effect of the Offer on the Market for the Shares; NYSE Amex Listing; Exchange Act Registration; Margin Regulations—Stock Listing and Compulsory Acquisition by the Offeror” and “The Offer—Section 13. Effect of the Offer on the Market for the Shares; NYSE Amex Listing; Exchange Act Registration; Margin Regulations—Compulsory Acquisition Required by a Minority Shareholder” of the Offer to Purchase.

The foregoing discussion is not a complete statement of law pertaining to appraisal rights under Danish law and is qualified in its entirety by a translation of the full text of the relevant provisions of the Danish Public Companies Act, which is set forth in Schedule C attached to this Offer to Purchase.

Appraisal rights cannot be exercised at this time. The information set forth above is for informational purposes only with respect to alternatives available to shareholders if a Compulsory Acquisition is undertaken. Shareholders who will be entitled to appraisal rights in connection with a Compulsory Acquisition will receive additional information concerning appraisal rights and the procedures to be followed in connection therewith before such stockholders have to take any action relating thereto.

Holders who tender Invitel Shares or Invitel ADSs in the Offer will not be entitled to exercise appraisal rights with respect thereto but, rather, will receive the price paid in the Offer therefor.

Financial Forecasts Prepared by Certain Members of Management of the Company.

Invitel does not make, as a matter of course, public forecasts or projections as to future sales, earnings or other results. Invitel does, however, prepare internal financial projections, from time to time, as part of its budget process. In July 2009, Invitel shared its internal financial projections for the period between 2009 and 2015 with Mid Europa in various meetings between Invitel’s management and Mid Europa to discuss Invitel’s business plan in the context of Mid Europa’s financial and business due diligence on Invitel. Thereafter, those financial projections were further developed and refined in subsequent joint meetings between Invitel’s management, Mid Europa and their advisors that were held in July and August 2009.

The following table sets forth the material items of the financial projections of Invitel’s results of operations for the period 2009-2015, as they were jointly prepared by Mid Europa and Invitel. These projections, and their underlying assumptions, reflect the historical financial results of Invitel as of the end of the second quarter of 2009 (ended June 30, 2009) and all other relevant information available to Invitel and Mid Europa as of the end of July 2009. These projections were not prepared with a view to public disclosure. In addition, they were not prepared in accordance with generally accepted accounting principles, or with a view to compliance with any guidelines or policies of regulatory authorities in Denmark, Hungary or the United States, including, without limitation, the published guidelines of the SEC or the American Institute of Certified Public Accountants.

	2009	2010	2011	2012	2013	2014	2015
	In billions of Hungarian Forints (HUF)
Revenue	91	89	90	92	93	94	95
Gross margin	68	67	67	69	70	70	71
% margin	74%	75%	75%	75%	75%	75%	75%
EBITDA	39	42	42	42	43	43	43
% margin	43%	47%	47%	46%	46%	46%	45%
Capex	12	12	12	11	11	11	11
% of revenue	13%	13%	13%	13%	12%	12%	12%
Tax	1.4	1.4	1.5	1.5	1.5	1.5	1.5
Change in Working Capital	0	0	0	0	0	0	0

Note:	On December 4, 2009, the last business day before the commencement of the Offer, the U.S. dollar/Hungarian forint exchange rate was HUF 181.2 per U.S. dollar. On the same day, the euro/Hungarian forint exchange rate was HUF 269.3 per euro.

The financial projections set forth in the table above reflect numerous assumptions made by Mid Europa and Invitel’s management with respect to industry performance, competition, macroeconomic, market and financial conditions and other matters, all of which are difficult to predict. The assumptions upon which the projections set forth above were based include a fixed future HUF/euro exchange rate of 270 HUF per euro, gradual improvement of the Hungarian macroeconomic situation from the second half of 2010, continuing decline in revenue generated by voice services and offsetting impact of growth in the wholesale division and business segment of Invitel.

Neither Invitel’s independent auditors, nor any other independent accountants, have compiled, reviewed, examined or performed any other procedures with respect to the financial projections contained herein, nor have they expressed any opinion or any other form of assurance on such information. Neither Invitel’s auditors, nor any other independent accountants, nor any other person assumes any responsibility as to the accuracy of the financial projections or intends to update or otherwise revise the financial projections to reflect the occurrence of future events even in the event that any or all of the assumptions underlying the projections are shown to be in error.

There can be no assurance that any of the assumptions underlying these projections will be realized or are accurate. It is expected that there will be differences between actual and projected results, and actual results may be materially higher or lower than those set forth above.

Accordingly, investors are strongly cautioned not to place undue reliance on the Invitel projections set forth above.

Neither Invitel nor Mid Europa has made or makes any representation to any person regarding the ultimate performance of Invitel compared to the projections provided above, and neither of them intends to update or otherwise revise this information to reflect circumstances existing after the date when such projections were made or to reflect the occurrence of future events even in the event that any or all of the assumptions underlying the estimates are or are shown to be in error.

Intent to Tender.

To the knowledge of the Company, after reasonable inquiry, the Registered Managers, currently intend, subject to compliance with applicable law, to tender all Invitel Shares and/or Invitel ADSs held of record or beneficially owned by such persons in the Offer. None of the members of Independent Director Group currently intends to tender any Invitel Shares and/or Invitel ADSs.

ITEM 5.	PERSON/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.

The Independent Director Group has retained Houlihan Lokey as described above in “Item 4. The Solicitation of Recommendation—Background of the Offer” and expects that it will pay Houlihan Lokey reasonable and customary compensation for its services in connection with the Offer.

Except as set forth above or elsewhere in this Statement, none of the Independent Director Group, the Company nor any person acting on their behalf has or currently intends to employ, retain or compensate any person to make solicitations or recommendations to the Company’s shareholders with respect to the Offer.

Expenses.

Whether or not the Invitel Shares and Invitel ADSs are purchased pursuant to the Offer, Invitel will pay its own fees and expenses incurred connection with the Offer. Invitel will not pay any of the fees or expenses to be incurred by Mid Europa.

ITEM 6.	INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

Certain Transactions in Securities.

Except as described below, no transactions in Invitel Shares or Invitel ADSs have been effected during the past sixty (60) days by the Company, or any executive officer, director, affiliate or subsidiary of the Company or pension, profit-sharing or similar plan of the Company or its affiliates:

•	The purchase of the TDC Shares, November 23, 2009 (as described in “Item 4. The Solicitation or Recommendation—Background of the Offer”)

•	The Straumur Purchase, November 27, 2009 (as described in “Item 4. The Solicitation or Recommendation—Background of the Offer”)

Prior Stock Purchases.

The Company has not repurchased any Invitel Share during the two years ending on the date hereof.

ITEM 7.	PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

Except as set forth in this Statement, the Company is not engaged in any negotiation in response to the Offer which relates to or would result in: (i) a tender offer or other acquisition of the Company’s securities by the Company, any subsidiary of the Company or any other person; (ii) an extraordinary transaction, such as a merger, reorganization or liquidation, involving the Company or any subsidiary of the Company; (iii) any purchase, sale or transfer of a material amount of assets by the Company or any subsidiary of the Company; or (iv) any material change in the present dividend rate or policy, or indebtedness or capitalization of the Company.

Except as set forth in this Statement, there are no transactions, resolutions of the Independent Director Group, agreements in principle or signed contracts entered into in response to the Offer that relate to one or more of the events referred to in the preceding paragraph.

For further information regarding Mid Europa’s plans or proposals with respect to the Company, as well as certain of the effects of the Offer on the market for Invitel ADSs, see “Special Factors—Section 2. Purpose and Structure of the Offer; Reasons of the Mid Europa Group for the Offer” and “Special Factors—Section 2. Plans for Invitel After the Offer” and “The Offer—Section 14. Effect of the Offer on the Market for the Invitel Shares and the Invitel ADSs; Exchange Act Registration” in the Offer to Purchase.

ITEM 8.	ADDITIONAL INFORMATION.

Regulatory Approvals.

The information set forth in “The Offer—Section 14. Certain Legal Matters; Regulatory Approvals” in the Offer to Purchase is incorporated herein by reference.

Appraisal Rights.

Shareholders do not have appraisal rights as a result of the Offer.

Stock De-Listing and Compulsory Acquisition by Mid Europa.

Mid Europa is submitting the Offer in order to acquire 100% of the share capital of Invitel. As soon as practicable following settlement of the Offer and if applicable, initiation of the Compulsory Acquisition, Invitel intends to list the Invitel ADSs on the NYSE Euronext’s Alternext Exchange in Paris and to seek delisting of the Invitel ADSs from the NYSE Amex (the “De-Listing”). Invitel intends to carry out the De-Listing regardless of whether the Offer is completed. If, following the Offer, Mid Europa has acquired or controls more than 90% of the share capital of Invitel and a corresponding number of the voting rights, Mid Europa intends to effect the Compulsory Acquisition. The minority shareholders cannot veto the Compulsory Acquisition.

The following discussion, as it relates to Mid Europa’s intentions, has been extracted from Mid Europa’s Schedule TO.

The Compulsory Acquisition will be initiated by way of Mid Europa (as a joint decision with Invitel’s board of directors) inviting each minority shareholder to transfer its relevant Invitel Shares to Mid Europa within four weeks of the date of the notice, cf. Section 20b(1) of the Danish Public Companies Act. Pursuant to Section 20b(2) of the Danish Public Companies Act, the notice will contain (i) the terms and conditions of the Compulsory Acquisition, (ii) the basis on which the compulsory acquisition price has been determined (iii) information on the minority shareholder’s right to obtain an appraisal of the price by experts appointed by the court of the jurisdiction of Invitel’s registered address in the event the compulsory acquisition price cannot be agreed upon between Mid Europa and the minority shareholder, cf. Section 19(2) of the Danish Public Companies Act and (iv) information on the impact of the experts’ statement for all minority shareholders, i.e. that in the event the experts’ valuation entails a higher compulsory acquisition price than offered, such higher price will likewise be effective for the minority shareholders not having utilized their appraisal right. The experts’ valuation may be brought before the court of the jurisdiction of Invitel’s registered office within three months after receipt of the valuation. The costs of valuation shall be for the account of Mid Europa unless the court finds special reasons warranting that the minority shareholder(s) in question must reimburse Mid Europa’s expenses in full or in part.

Pursuant to Section 20c of the Danish Public Companies Act, any minority shareholders who have not transferred their Invitel Shares to Mid Europa before the expiry of the four week period shall be invited, through a notice inserted in the first issue of the Official Gazette (Statstidende) of the subsequent quarter, to transfer their Invitel Shares to Mid Europa within a period of not less than three months. The notice shall contain the information mentioned above as well as state the date of a potential experts’ valuation or the date of a potential court decision of the valuation, as the case may be. Finally, the notice must state that subsequent to the expiry of the notice period, the Invitel Shares will be registered in the name of Mid Europa in Invitel’s share register and that all rights to demand an experts’ valuation shall lapse on expiry of the period of notice.

For any Invitel Shares not transferred to Mid Europa at the time of expiry of the notice period stated in the notice in the Official Gazette as set out above, Mid Europa must unconditionally in favor of the relevant minority shareholders deposit the compulsory acquisition price corresponding to the number of Invitel Shares not yet transferred, cf. Section 20c(3) of the Danish Public Companies Act.

In the above it is assumed that a compulsory acquisition is initiated by Mid Europa prior to January 18, 2009. However, if a compulsory acquisition is initiated by Mid Europa on or after January 18, 2009, a new companies act will have entered into force in Denmark. This new act (relevant sections 67(3) and 70-72) does not contemplate material changes to the procedures relating to a compulsory acquisition, but does entail certain changes compared to the above, the most material of which are as follows:

•	A compulsory acquisition no longer requires that the majority shareholder’s decision is made jointly with the company’s board of directors. The decision can be made solely by the majority shareholder.

•	The company’s board of directors shall issue a statement on the terms and conditions of the compulsory acquisition which shall be included in the notice to the minority shareholders.

•

The expenses for any expert valuation rest, as a starting point, with the minority shareholder(s) requesting such a valuation. However, it can be decided that such expenses shall be at the account of the majority shareholder if the outcome of the valuation made by the experts diverges materially from the compulsory acquisition price offered.

•

In the event a minority shareholder has not transferred his or her shares following the four week offer period, the invitation to transfer shares will be made through the Danish Commerce and Companies Agency’s (Erhvervs-og Selskabsstyrelsen) information system instead of by way of notice in the Official Gazette.

Compulsory Acquisition Required by a Minority Shareholder.

Pursuant to Section 20d of the Danish Public Companies Act, when Mid Europa has acquired or controls more than 90% of the share capital of Invitel and a corresponding number of the voting rights, Mid Europa can be required by any of Invitel’s minority shareholders to acquire the Invitel Shares held by such minority shareholder(s). If a compulsory acquisition is required by a minority shareholder and if the price cannot be agreed upon between Mid Europa and the minority shareholder, the price shall be fixed at the value as determined by experts appointed by the court of the jurisdiction of Invitel’s registered office, cf. Section 19(2) of the Danish Public Companies Act. The experts’ valuation may be brought before the court of the jurisdiction of Invitel’s registered office within three months after receipt of the valuation. The costs of valuation shall be for the account of Mid Europa unless the court finds special reasons warranting that the minority shareholder(s) in question must reimburse Mid Europa’s expenses in full or in part. In the event the experts’ valuation entails a higher price than offered, such higher price will not automatically be effective for other minority shareholders.

The new companies act (relevant section 73) mentioned above does not entail any changes to the right for a minority shareholder to demand a share redemption. However, under the new companies act (relevant section 70(c)), the cost of any determination of price requested in connection with such share redemption must be paid by the party requesting such determination.

Reference is made to Appendix B “Relevant Provisions of the Danish Public Companies Act”.

The Compulsory Acquisition will be at the same price as the Offer Price, but adjusted for any dividends paid or other distributions made by Invitel to its shareholders between the date of settlement of the Offer and the date of settlement of the Compulsory Acquisition. In addition, until the Compulsory Acquisition is completed, Mid Europa may pursue other alternatives to obtain the remaining Invitel Shares and ADSs not purchased pursuant to the Offer or otherwise. Such alternatives could include acquiring additional Invitel Shares and/or Invitel ADSs in the open market, in privately negotiated transactions, through another tender offer, or by any other means Mid Europa considers appropriate.

Recent Developments

Invitel is currently contemplating the potential sale of Invitel’s international wholesale business which includes Invitel International Holdings B.V., its subsidiaries (including Invitel International AG) and Euroweb

Romania (the “International Business”). The International Business includes operations in Austria, Bulgaria, Czech Republic, Hungary, Italy, Romania, Serbia, Slovakia, Slovenia, Turkey and the Ukraine, but excludes Invitel’s Hungarian domestic wholesale business. The purpose of the sale would be to deleverage and focus on Invitel’s core Hungarian markets. The International Business accounted for €23.3 million (16%) and €123.8 million (32%) of EBITDA and revenue on a pro forma basis as if Invitel International was formed as of January 1, 2008, respectively, for the year ended December 31, 2008 and €34.1 million (33%) and €90.6 million (37%) of EBITDA and revenue, respectively, for the nine months ended September 30, 2009.

Forward-Looking Statements.

Certain statements contained herein may constitute forward-looking statements made pursuant to the Safe Harbor Provisions of the Private Securities Litigation Reform Act of 1995 that involve risks and uncertainties. Forward-looking statements can be identified by the fact that they do not relate strictly to historical or current facts. Often, they include the words “believe,” “continue,” “expect,” “target,” “anticipate,” “intend,” “plan,” “estimate,” “potential,” “project,” or words of similar meaning, or future or conditional verbs such as “will,” “would,” “should,” “could,” or “may”. Forward-looking statements are subject to known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Invitel to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others: uncertainties as to the consummation of, or timing of consummation of, the Offer; uncertainties as to how many of the Invitel shareholders will tender their Invitel Shares and Invitel ADSs in the Offer; the possibility that various closing conditions for the transaction may not be satisfied or waived; any disruptive effects of the Offer on the ability of Invitel to maintain relationships with employees, licensees, other business partners or governmental entities; other business effects, including the effects of industry, economic or political conditions outside of the Invitel’s control; competitive factors in the industries and markets in which Invitel operates, and general industry trends; changes in tax law requirements, including tax rate changes, new tax laws and revised tax law interpretations; transaction costs; and actual or contingent liabilities. Additional information on other important potential risks and uncertainties not discussed herein may be found in Invitel’s filings with the SEC including the Annual Report, and Report on Form 6-K dated November 23, 2009, as well as the tender offer documents filed by Mid Europa on December 7, 2009. Consider these factors carefully in evaluating the forward-looking statements. Except as otherwise required by federal securities laws, Invitel undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise.

ITEM 9.	EXHIBITS.

Anyone may obtain copies of the exhibits to this Statement for free at the SEC’s website at www.sec.gov or by contacting Invitel Investor Relations, by mail at Invitel Holdings A/S Puskás Tivadar u. 8-10, H-2040, Budaörs, Hungary, by phone at +011 (36-1) 801-1500, or by accessing our Website on at www.Invitel.com.

The following exhibits are filed (including by incorporation by reference) with this Statement:

Exhibit No.	Description
(a)(1)(A)	Offer to Purchase, dated December 7, 2009 (incorporated by reference to Exhibit (a)(1)(i) to the Schedule TO filed on December 7, 2009).

(a)(1)(B)	Letter of Transmittal (incorporated by reference to Exhibit (a)(1)(ii) to the Schedule TO filed on December 7, 2009).

(a)(1)(C)	Notice of Guaranteed Delivery (incorporated by reference to Exhibit (a)(1)(iii) to the Schedule TO filed on December 7, 2009).

(a)(1)(D)	Letter to Brokers, Dealers, Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(iv) to the Schedule TO filed on December 7, 2009).

(a)(1)(E)	Letter to Clients for use by Brokers, Dealers, Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(v) to the Schedule TO filed on December 7, 2009).

(a)(1)(F)	Form of Acceptance for Invitel Shares (incorporated by reference to Exhibit (a)(1)(vi) to the Schedule TO filed on December 7, 2009).

(a)(1)(G)	Letter, dated December 18, 2009, to the Company’s shareholders.

(a)(5)	Press release regarding response to Mid Europa Tender Offer issued by the Company on December 7, 2009 (incorporated by reference to Exhibit 99.1 to the Company’s Current Report on Form 6-K filed by the Company on December 7, 2009).

(e)(1)	Excerpts from the Company’s Annual Report on Form 20-F, dated May 14, 2009 (SEC File No. 000-53587) relating to executive and director compensation.

(e)(2)	Employment Agreement between Hungarian Telephone and Cable Corp. and Peter T. Noone, as amended (incorporated herein by reference to Exhibit 10.7 of the Company’s Annual Report on Form 20-F, dated May 14, 2009).

(e)(3)	Summary of Board of Director Compensation (incorporated herein by reference to Exhibit 10.8 of the Company’s Annual Report on Form 20-F, dated May 14, 2009).

(e)(4)	Letter Agreement, dated October 30, 2009, among Mid Europa, Martin Lea and Vision 10 Limited (incorporated by reference to Exhibit E to the Schedule 13D filed by Mid Europa Partners Limited and the Mid Europa Entities on November 12, 2009).

(e)(5)	Letter Agreement, dated October 30, 2009, among Mid Europa, Robert Bowker and Rob Investments Limited (incorporated by reference to Exhibit F to the Schedule 13D filed by Mid Europa Partners Limited and the Mid Europa Entities on November 12, 2009).

(e)(6)	2002 Incentive Stock Option Plan of Hungarian Telephone and Cable Corp., as amended (filed as Exhibit 10.1 to Hungarian Telephone and Cable Corp.’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2004 and incorporated herein by reference to Exhibit 10.9 of the Company’s Annual Report on Form 20-F, dated May 14, 2009).

(e)(7)	Non-Employee Director Stock Option Plan, as amended (filed as Exhibit 10.2 to Hungarian Telephone and Cable Corp.’s Report on Form 10-Q for the quarter ended September 30, 2004 and incorporated herein by reference to Exhibit 10.10 of the Company’s Annual Report on Form 20-F, dated May 14, 2009).

Exhibit No.	Description
(e)(8)	2004 Long-Term Incentive Plan (filed as Exhibit 10.11 to Hungarian Telephone and Cable Corp.’s Annual Report on Form 10-K for 2004 and incorporated herein by reference to Exhibit 10.11 of the Company’s Annual Report on Form 20-F, dated May 14, 2009).

(e)(9)	Form of Stock Option Agreement issuable under 2004 Long-Term Incentive Plan (filed as Exhibit 10.3 to Hungarian Telephone and Cable Corp.’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2004 and incorporated herein by reference to Exhibit 10.12 of the Company’s Annual Report on Form 20-F, dated May 14, 2009).

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

INVITEL HOLDINGS A/S

By:	/s/ Robert Bowker

Name:	Robert Bowker
Title:	Chief Financial Officer

Dated: December 18, 2009

Annex A

RELEVANT PROVISIONS OF THE DANISH PUBLIC COMPANIES ACT

The Danish Public Companies Act

( “Aktieselskabsloven”, lovbekendtgørelse 2006-06-15 nr. 649 )

Section 20(b)

(1) Where a shareholder holds more than nine-tenths of the shares in a company and where that shareholder holds a corresponding proportion of the voting rights, such shareholder and the company’s board of directors may in a joint decision require the company’s remaining shareholders to allow their shares to be acquired by that shareholder. Subject to such decision being made, the aforementioned shareholders shall be invited, pursuant to the rules governing notices to convene the annual general meeting, to transfer their shares to the shareholder within a period of four weeks.

(2) The notice to convene the general meeting shall state the terms of redemption and the basis on which the redemption price has been determined. The notice shall also state that if the redemption price cannot be agreed upon, the redemption price must be determined by experts appointed by the court of the jurisdiction of the company’s registered office in accordance with the provisions of section 19(2). Finally, the notice shall also state the provisions of subsection (3) below.

(3) If the valuation made by the experts or the determination made under the provisions of section 19(2) results in a redemption price in excess of the price offered by the compulsorily acquiring shareholder, such redemption price shall also apply to any shareholders of the same class of shares, who have not requested a valuation. The costs of valuation shall be for the account of the compulsorily acquiring shareholder unless the court finds special reasons warranting that the minority shareholders in question be made to reimburse the shareholder’s expenses in full or in part.

(4) If acquisition of shares in a company with one or several share classes admitted for trade on a regulated market in a member state of the EU/EEA releases an obligation to allow shares to be acquired according to subsection (1) and an obligation to submit an offer according to section 31(1) in the Securities Trading Act the rules on pricing laid down pursuant to the Securities Trading Act shall be applied, unless a minority shareholder requests that the price be fixed by an expert, see subsection (3).

Appraisal Rights Section 20c

(1) Any minority shareholders who have not transferred their shares to the compulsorily acquiring shareholder before the expiry of the period set out in section 20b(1) shall be invited, through an advertisement inserted in the first issue of the Official Gazette (Statstidende) of the subsequent quarter, to transfer their shares to the compulsorily acquiring shareholder pursuant to section 20b within a period of not less than three months.

(2) The advertisement inserted pursuant to subsection (1) above shall reproduce information in respect of the particulars contained in section 20b(2). In addition, such advertisement shall state the date of an expert valuation or the date on which the court is scheduled to make a decision pursuant to section 19(2), as the case may be. Finally, it shall state that subsequent to the expiry of the period of notice, the shares will be registered in the name of the compulsorily acquiring shareholder in the company’s register of shareholders and that all rights to demand a valuation by experts shall be forfeit on expiry of the period of notice.

(3) For any shares not transferred to the compulsorily acquiring shareholder on expiry of the period of notice as defined in the advertisement in the Official Gazette and determined pursuant to subsection (1) above, the compulsorily acquiring shareholder shall forthwith deposit unconditionally in favor of the relevant shareholders the redemption sum corresponding to the number of shares not transferred. See the Act on the Right of Debtors to Free Themselves by Deposit (Lov om skyldneres ret til at frigøre sig ved deponering) .

(4) Concurrently with the time of such deposit, all share certificates representing the shares so acquired shall be considered to be cancelled. The board of directors shall cause the new share certificates to be provided with an endorsement stating that such certificates have been issued in place of the share certificates cancelled.

Section 20(d)

Where a shareholder holds more than nine-tenths of the shares in a company and also holds a corresponding proportion of the voting rights, such a qualifying shareholder may be required by any of the company’s minority shareholders to acquire the shares of that minority shareholder. Section 19(2) and 2nd clause in section 20b(3) and section 20b(4) shall apply correspondingly.

The Danish Companies Act (“Selskabsloven”, lov 2009-06-12 nr. 470 )

(Expected to come into force January 2010)

Section 67(3)

(3) If the articles of association do not set out the method for calculating the price to be applied in respect of the right of first refusal and if the price cannot be agreed upon, the price must be fixed at the value of the shares as determined by an expert appointed by the court of the jurisdiction of the company’s registered office. The expert’s determination may be brought before the court. Proceedings in this matter must be instituted not later than three months from the date when the determination of the expert is received. Any costs relating to the expert must be paid by the shareholder asking for the valuation by an expert, but the costs may be imposed on the company if the valuation by the expert deviates significantly from the price and provides the basis in whole or in part.

Section 70

(1) Where a shareholder holds more than nine-tenths of the shares in a company and where that shareholder holds a corresponding proportion of the voting rights, such shareholder may require the remaining shareholders in the company to allow their shares to be acquired by that shareholder. Subject to such decision being made, the aforementioned shareholders must be invited, pursuant to the rules governing notices to convene the annual general meeting, to transfer their shares to the shareholder within a period of four weeks.

(2) The notice to convene the general meeting must state the terms of redemption and the basis on which the redemption price has been determined. Further, if the redemption price cannot be agreed upon, the notice must state that the redemption price is to be determined in accordance with the provisions of section 67(3) by an expert appointed by the court of the jurisdiction of the company’s registered office. If the redemption takes place in connection with a concluded takeover bid pursuant to chapter 8 of the Danish Securities Trading Act, the provisions of this Act apply to the determination of the price on redemption unless a minority shareholder requests that the price is determined by an expert. The notice to convene the general meeting must also contain the information concerned with subsection 3, first sentence. Finally, the notice to convene the general meeting must contain a statement by the central management body of the company on the aggregate terms and conditions applying to the redemption.

(3) If the valuation made by the expert or a determination made under the provisions of section 67(3) results in a redemption price in excess of the price offered by the shareholder, such redemption price must also apply to any shareholders of the same class of shares that have not requested a valuation. The valuation costs must be paid by the party requesting the determination of the price. If a valuation or determination results in a redemption price in excess of the price offered by the redeeming shareholder, the court that has appointed the expert may order the redeeming shareholder to pay the costs in whole or in part.

Section 72

(1) Any shareholders who have not transferred their shares to the redeeming shareholder before the expiry of the period set out in section 70(1) must be invited by an announcement in the it-system of the Danish Commerce and Companies Agency to transfer their shares to the redeeming shareholder pursuant to section 70 within a period of not less than three months.

(2) The announcement pursuant to (1) above must contain information in respect of the particulars contained in section 70(2). In addition, such announcement must state the date of any expert valuation or judgment pursuant to section 67(1). Finally, it must be stated that subsequent to the expiry of the period of notice stipulated in (1) above, the shares will be registered in the name of the redeeming shareholder in the company’s register of shareholders and that the right to demand a valuation by an expert forfeits on expiry of the period of notice.

(3) For any shares not transferred to the redeeming shareholder on expiry of the period of notice that has been determined pursuant to (1) above in connection with the announcement in the it-system of the Danish Commerce and Companies Agency, the redeeming shareholder shall as soon as possible deposit unconditionally in favor of the relevant shareholders the redemption sum corresponding to the number of shares not transferred, cf the Danish Act on the Right of Debtors to Free Themselves by Deposit ( In Danish: “Lov om skyldnerens ret til at frigøre sig ved deponering”) .

(4) Concurrently with such deposit, all share certificates issued for the redeemed shares are to be considered cancelled. The company’s central management body shall cause the new share certificates to be provided with an endorsement stating that such certificates have been issued in place of the share certificates that have been cancelled.

Section 73

(1) Where a shareholder holds more than nine-tenths of the shares in a company and also holds a corresponding proportion of the voting rights, such a shareholder may be required by any of the company’s minority shareholders to acquire the shares of that minority shareholder. Section 67, subsection 3 and section 70, subsection 2, second sentence, and subsection 3, second and third sentences, apply correspondingly.

Annex B

INFORMATION RELATING TO DIRECTORS

OF THE COMPANY

Directors of Invitel Holdings A/S. Set forth below is the name, present and principal occupation or employment and material occupations, positions, offices or employments for the past five years of each Director of Invitel Holdings A/S (the “Company”). The principal address of the Company is Puskás Tivadar u. 8-10, H-2040, Budaörs, Hungary, Telephone: +011 (36-1) 801-1500. None of the Company or its directors has, during the past five years, (1) been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or (2) been a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws. Unless otherwise indicated all directors listed below are citizens of the United States.

Name	Present Principal Occupation or Employment; Material Positions Held During the Past Five Years; Current Business Address
Directors
Ole Steen Andersen	Ole Steen Andersen has been a member of the board since November 2008 and a member of the board of Hungarian Telephone and Cable Corp. (Invitel Holdings’ predecessor) from September 2006 until the completion of the reorganization in February 2009. Until his retirement in June 2007, Mr. Andersen was the Chief Financial Officer and a member of the Executive Committee of Danfoss A/S. Danfoss is a privately held global company which develops and produces mechanical and electronic products and controls used to heat and cool homes and offices, refrigerate food and control production lines. Mr. Andersen currently serves on several boards of directors. He is the Chairman of the Board of Directors of several companies including BB Electronics A/S, a Denmark-based private equity-held company which provides electronic subassemblies, Sanistaal A/S, a wholesale company and Hedge Corp. A/S, an IT financial resources company. Mr. Andersen is also the Chairman of the Danish Association for Private Equity and Venture Capital. In addition, Mr. Andersen is the Nordic advisor for CVC Capital, a Luxembourg-based private equity company, and a member of the Advisory Board of Danish Merchant Capital, a financial services company. He holds a B.Econ. from the Copenhagen Business School and a M.Sc. from Denmarks Technical University. Mr. Andersen’s current business address is Puskás Tivadar u. 8-10, H-2040, Budaörs, Hungary. (Citizen of Denmark).

Jens Due Olsen	Jens Due Olsen has been a member of the board since November 2008 and a member of the board of Hungarian Telephone and Cable Corp. (Invitel Holdings’ predecessor) from March 2007 until the completion of the reorganization merger in February 2009. Mr. Olsen is currently a financial consultant. He was the Deputy CEO and Chief Financial Officer of GN Store Nord A/S (“GN”) until the end of 2007. Mr. Olsen was with GN since 2001. GN, a manufacturer of headsets and hearing instruments, is a Danish-based public company listed on the NASDAQ OMX Copenhagen Stock Exchange. Mr. Olsen is on the Board of Directors and the Chairman of the Audit Committee of NKT Holdings A/S, a

Name	Present Principal Occupation or Employment; Material Positions Held During the Past Five Years; Current Business Address
Danish-based public company listed on the NASDAQ OMX Copenhagen Stock Exchange, which is a manufacturer of cleaning equipment, power cables, flex-pipes for the offshore industry and advanced fiber-optics components. He is also on the Board of Directors of Industries Pension A/S, a Danish pension fund; Cryptomathic A/S, a privately held Danish company which provides e-security software and services; Co+Høgh, a Danish based advertising company; Atchik Realtime A/S, a Danish-based international provider of white label mobile community services of the telecom industry (Chairman); and Dtecnet A/S, a Danish based market leading provider of anti-piracy software solutions for the global gaming, music, motion picture and software industries. He holds a M.Sc. in Economics from the University of Copenhagen, Denmark. Mr. Olsen’s current business address is Puskás Tivadar u. 8-10, H-2040, Budaörs, Hungary. (Citizen of Denmark).

Peter Feiner	Peter Feiner has been a member of the board since November 2008 and a member of the board of HTCC (Invitel Holdings’ predecessor) from May 2007 until the completion of the reorganization merger in February 2009. Since 1998, Mr. Feiner has been the managing director of SPAR Magyarország Kereskedelmi Kft. (“Spar Hungary”) and has been the head of Spar Hungary’s Board of Directors since 2004. Spar Hungary is owned by Spar Austria. Spar Hungary operates supermarkets and hypermarkets throughout Hungary and is part of the world’s largest retail food store chain operating under the brand name “Spar.” Mr. Feiner has been the President of the Hungarian Trade Association since 2005. He holds a degree from the College of Finance and Accountancy, Zalaegerszeg, Hungary. Mr. Feiner’s current business address is 2045 Torokbalint, Moricz. 4. 6, Hungary. (Citizen of Hungary).

Thierry Baudon	Thierry Baudon has been a member of the board since November 2009. Mr. Baudon is the Managing Partner of Mid Europa Partners LLP and has been with Mid Europa Partners LLP since its inception in 1999. He chairs the Investment and Management Committees of the firm and has been responsible for investments in seven telecommunications operators. Mr. Baudon has served or is serving on several boards of directors including Invitel Holdings, TIW, Orange Slovakia, Orange Austria, Aster, SBB Telemach, and Calucem. Prior to joining Mid Europa Partners LLP, he headed the International Finance division of the Suez Group and held senior positions with the European Bank for Reconstruction and Development (the “EBRD”) and the World Bank/IFC Group. He holds a M.Sc. in Engineering from the Paris Institute of Technology (AgroParisTech), an AMP from INSEAD and a M.A. in Economics and Finance from the Paris-Sorbonne University. Mr. Baudon’s current business address is 161 Brompton Road, London SW31EX, United Kingdom. (Citizen of France).

Craig Butcher	Craig Butcher has been a member of the board since November 2009. Mr. Butcher is a Senior Partner of Mid Europa Partners LLP and has been with Mid Europa Partners LLP since 2001. He is responsible for deal origination, execution, and monitoring across the Central and Eastern European region. While with Mid Europa Partners LLP, Mr. Butcher has been responsible for investments in five

Name	Present Principal Occupation or Employment; Material Positions Held During the Past Five Years; Current Business Address
telecommunications operators and has served or is serving on the boards of directors of Invitel, Karneval, Ceske Radiokommunikace, T-Mobile Czech Republic, Bité and Wheelabrator. From 1995 to 2000, Mr. Butcher worked with the EBRD. From 1991 to 1993 he worked with the Boston Consulting Group. He holds a B.Sc. (Hons) in Mathematics from Canterbury University, New Zealand, and an MBA from INSEAD; Mr. Butcher’s current business address is CEE Advisory Services Limited, Top Floor 14 Athol Street, Douglas, Isle of Man, IM1 1JA. (Citizen of New Zealand).

Nikolaus Bethlen	Nikolaus Bethlen has been a member of the board since November 2009. Mr. Bethlen is an Associate Director of Mid Europa Partners LLP. Prior to joining Mid Europa Partners LLP, he worked for Kohlberg, Kravis, Roberts & Co. (“KKR”) in London. Prior to joining KKR, he was with Morgan Stanley & Co. in its European Mergers and Acquisitions and Capital Markets Departments. Mr. Bethlen serves on the Boards of Orange Austria and Ceske Radiokommunikace. He holds a B.A. in Economics from Durham University, England; Mr. Bethlen’s current business address is Bank Center, Platina Tower, 5th Floor, Szabadság tér 7, 1054 Budapest, Hungary. (Citizen of Austria).

Michael Krammer	Michael Krammer has been a member of the board since November 2009. Mr. Krammer is the Chief Executive Officer of Orange in Austria, a position he has held since October 2007. After graduating from Theresian Military Academy, he has worked for three telecommunications operators: CEO of E-Plus Germany; CCO and later CEO of tele.ring; Director of Customer Care and Executive Director Business Unit Business Customers for max.mobile. Mr. Krammer started his professional career in 1991 at the automobile association ÖAMTC, where he held several positions, the last one as departmental head Emergency and Information Services. Mr. Krammer’s current business address is Puskás Tivadar u. 8-10, H-2040, Budaörs, Hungary. (Citizen of Austria).

Annex C

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS

The following table sets forth certain information regarding beneficial ownership of the Invitel Shares and Invitel ADSs and rights to acquire Invitel Shares by shareholders that own five percent or more of the Common Stock, by each of Invitel’s directors and Registered Managers for purposes of this table, a person or a group of persons is deemed to have “beneficial ownership” of any shares as of a date when such person or group has the right to acquire or vote such shares within 60 days after such date, but such shares are not deemed to be outstanding for the purpose of computing the percentage of ownership of any other person. Percentages of shares owned are based on the 58,432,843 Invitel Shares issued and outstanding as of December 18, 2009. These shareholding numbers are based in part on the public filings of several of the shareholders listed below.

	Security Ownership of Certain Beneficial Owners
Name	Title of Class	Amount and Nature of Beneficial Ownership		Percent of Class
Hungarian Telecom (Netherlands) Cooperatief U.A.(1)	Ordinary Invitel Shares	12,450,393		74.4%
Martin Lea(2) President and Chief Executive Officer		401,377	(4)	2.4%
Robert Bowker(2) Chief Financial Officer		246,769	(3)	1.5%
Ole Steen Andersen(2) Director		5,500	(5)	*
Peter Feiner(2) Director		4,000	(6)	*
Jens Due Olsen(2) Director		4,500	(7)	*
Craig Butcher Director		0		0
Nikolaus Bethlen Director		0		0
Thierry Baudon Director		0		0
Michael Krammer Director

*	Represents less than one percent.
(1)	This information is based on the Schedule 13D (Amended Statement of Beneficial Ownership) filed November 23, 2009.
(2)	Based on the Annual Report on Form 20-F filed by Invitel September 22, 2009.
(3)	Consists of Invitel ADSs held by Rob Investments Limited, over which Robert Bowker has voting and investment power.
(4)	Consists of Invitel ADSs held by Vision 10 Limited, over which Martin Lea has voting and investment power.
(5)	Consists of 5,500 Invitel ADSs as a result of shares granted Invitel’s 2004 Long-Term Incentive Plan, including 2,000 Invitel ADSs which vested in May 2009. See “Item 3. Past Contacts, Transactions, Negotiations and Agreements—Interests of the Company’s Registered Managers and Directors”.
(6)	Consists of 4,000 Invitel ADSs as a result of shares granted from Invitel’s 2004 Long-Term Incentive Plan, including 2,000 Invitel ADSs which vested in May 2009. See “Item 3. Past Contacts, Transactions, Negotiations and Agreements—Interests of the Company’s Registered Managers and Directors”.
(7)	Consists of 4,500 Invitel ADSs as a result of shares granted from Invitel’s 2004 Long-Term Incentive Plan, including 2,000 Invitel ADSs which vested in May 2009. See “Item 3. Past Contacts, Transactions, Negotiations and Agreements—Interests of the Company’s Registered Managers and Directors”.

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